

April 29, 2014

Via E-mail
Mr. Hajime Abe
President and Chief Executive Officer
TOA Holdings, Inc.
C/O Toa Shoko, 1-1-36, Nishiawaji
Higashiyodogawa-ku Osaka 533-0031, Japan

> **Re: TOA Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 14, 2014**
> **File No. 333-192388**

Dear Mr. Abe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Transactions, page 27

1.   Although we note your response to prior comment 1, your use of the term "trade receivables" remains unclear. We further note that your response to prior comment 2 indicates that the payment of $37,646 to Mr. Abe was related to trade payables and expenses. Please revise your disclosure to clarify your use of the term "trade receivables" and, if true, that the payment to Mr. Abe was for trade payables and expenses rather than "trade receivables." In that regard, we note that a trade receivable is a receivable due to you from customers.

2.   Your revised disclosure reflects that as of April 22, 2014, you had "completed the payment for trade receivables and had no advance payment." As this disclosure was as of a future date to the filing of your registration statement on April 14, 2014, please confirm that such disclosure is correct.

Exhibits 23.1 and 23.2

3.	With respect to prior comment 3, we note the date of your consents is March 26, 2014. Please file currently dated consents with the next amendment to your registration statement. Refer to Item 601(23) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief